PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008

			(Amounts in thousands)

Income from continuing operations	$212,247	$206,488	$930,161	$833,143	$688,354	$796,445	$980,560
Less: Income allocated to noncontrolling interests which do not have fixed charges	(994)	(706)	(3,505)	(11,993)	(16,561)	(17,203)	(17,668)
Equity in earnings of investments (greater) less than cash distributions from investment	(493)	1,957	(904)	(5,197)	11,536	(3,836)	23,064
Add back: interest expense	3,497	5,334	19,813	24,222	30,225	29,916	43,944
Total earnings available to cover fixed charges	$214,257	$213,073	$945,565	$840,175	$713,554	$805,322	$1,029,900
Total fixed charges - interest expense (including capitalized interest)	$4,072	$5,365	$20,210	$24,586	$30,610	$30,634	$45,942

Cumulative preferred share cash dividends	$48,590	$55,095	$205,241	$224,877	$232,745	$232,431	$239,721
Preferred partnership unit cash distributions	-	-	-	-	5,930	9,455	21,612
Allocations pursuant to EITF Topic D-42	-	24,900	61,696	35,585	8,289	(78,218)	(33,851)
Total preferred distributions	$48,590	$79,995	$266,937	$260,462	$246,964	$163,668	$227,482
Total combined fixed charges and preferred share income allocations	$52,662	$85,360	$287,147	$285,048	$277,574	$194,302	$273,424
Ratio of earnings to fixed charges	52.62 x	39.72 x	46.79 x	34.17 x	23.31 x	26.29 x	22.42 x
Ratio of earnings to fixed charges and preferred share income allocations	4.07 x	2.50 x	3.29 x	2.95 x	2.57 x	4.14 x	3.77x

Exhibit 12